UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-39088

Aesthetic Medical International Holdings Group Limited

1122 Nanshan Boulevard

Nanshan District, Shenzhen

Guangdong Province, China 518052

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Aesthetic Medical International Reports First Half of 2024 Unaudited Financial Results

Shenzhen, China, August 16, 2024 — Aesthetic Medical International Holdings Group Limited (OTCQX: PAIYY) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, announced its unaudited financial results for the six months ended June 30, 2024.

Mr. Zhang Chen, the Chairman of the Company, commented, “Looking back at the first half of 2024, we are pleased with the positive feedback received on our operational optimization and service quality improvements over the past period. The ratings for our 10 medical institutions on Dianping, China’s largest online local service platform, are all above 4.8 out of 5. This reflects the widespread recognition and appreciation of our “Pengai” brand among consumers in first-tier cities and select second-tier cities across mainland China. To continue maintaining a high level of customer satisfaction, we have introduced the NPS (Net Promoter Score) metric across our medical institutions, under the leadership of our COO, Ms. Hu Qing. This tool measures customer satisfaction with our services and reflects the overall perception of our brand. By collecting customer feedback, we can promptly address service issues within 24 hours, thereby increasing repeat purchases and enhancing the likelihood of existing customers referring new ones. We have set specific targets and corresponding rewards for employees to collect NPS surveys. As of now, we have gathered a substantial amount of customer feedback, which has clarified our direction for service improvement and created a positive feedback loop.”

Mr. Zhang Chen continued, “In the first half of this year, our revenue increased by 13.8% year-on-year, and the total number of treatment cases rose by 28.9% compared to the same period last year. Achieving such growth amid a challenging market environment and intense industry competition is a testament to the dedication and hard work of every employee. To accommodate a larger volume of traffic, we have implemented the 7S On-Site Management Method, which stands for the initials of seven Japanese and English terms: Seiri (Sort), Seiton (Set in Order), Seiso (Shine), Seiketsu (Standardize), Shitsuke (Sustain), Service, and Saving. By introducing this management system, we have significantly improved the cleanliness and organization of various functional areas, including public spaces, consultation rooms, doctors’ examination rooms, and treatment rooms. As a result, our customers can experience an orderly and comfortable environment even during peak times. Looking ahead, we aim to lead in healthcare excellence by embracing innovation, enhancing customer care, building lasting relationships with our customers, and setting new standards for quality and compassion.”

First Half 2024 Financial Highlights

•	Total revenue was RMB363.4 million (USD50.0 million), an increase of 13.8% from RMB319.3 million in the first half of 2023.

•	Gross profit was RMB159.5 million (USD22.0 million), an increase of 5.1% from RMB151.8 million in the first half of 2023.

•	Selling, general and administrative (“SG&A”) expenses together were RMB177.2 million (USD24.4 million), an increase of 10.9% from RMB159.8 million in the first half of 2023, and SG&A expenses as a percentage of revenue decreased from 50.0% to 48.8%.

•	EBITDA[1] was RMB13.9 million (USD1.9 million), compared with RMB22.4 million in the first half of 2023.

•	Adjusted EBITDA[1] was RMB16.0 million (USD2.2 million), compared with RMB26.7 million in the first half of 2023.

1 EBITDA and adjusted EBITDA are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this report.

First Half 2024 Operational Highlights

New and repeat customers

	For the Six Months Ended June 30,
	2023		2024
	Number	% of Total	Number	% of Total	% Change
New Customers	32,685	31.4%	55,636	41.8%	70.2%
Repeat Customers	71,488	68.6%	77,329	58.2%	8.2%
Total Active Customers	104,173	100.0%	132,966	100.0%	27.6%

•	As a result of the increased advertising expenditures and marketing campaigns centered on experienced senior physicians in the first half of 2024, the Company recorded an increase of 27.6% year-on-year in total active customers.

Number of aesthetic medical treatment cases

	For the Six Months Ended June 30,
	2023		2024
	Number	% of Total	Number	% of Total	% Change
Energy-based Treatments	177,603	69.3%	242,118	73.2%	36.3%
Minimally Invasive Aesthetic Treatments	43,414	16.9%	50,897	15.4%	17.2%
Surgical Treatments	22,054	8.6%	14,956	4.5%	-32.2%
General healthcare services and other aesthetic medical services	13,378	5.2%	22,688	6.9%	69.6%
Total number of treatment cases	256,449	100.0%	330,659	100.0%	28.9%

•	As a result of the increased advertising expenditures and the hiring and training of more experienced senior physicians to efficiently deliver aesthetic treatment services in the first half of 2024, the Company recorded an increase in the number of treatment cases of 28.9% year-on-year.

•	Total number of non-surgical aesthetic medical treatments as a percentage of the total number of aesthetic treatments increased by 2.4 percentage points.

Average spending per customer

•	Average spending per customer decreased by 11.7% from RMB1,245 in the first half of 2023 to RMB1,099 in the first half of 2024, primarily attributed to the implementation of more promotional activities, including discounted live streaming e-commerce, designed to stimulate customer spending.

First Half 2024 Unaudited Financial Results

	For the Six Months Ended June 30,
(RMB millions, except per share data and percentages)	2023	2024	% Change
Revenue	319.3	363.4	13.8%
Non-surgical aesthetic medical services	229.9	264.4	15.0%
Minimally invasive aesthetic treatments	114.2	116.2	1.7%
Energy-based treatments	115.7	148.2	28.1%
Surgical aesthetic medical services	57.8	66.3	14.7%
General healthcare services and other aesthetic medical services	31.6	32.7	-11.9%
Gross profit	151.8	159.5	5.1%
Gross margin	47.5%	43.9%	-3.6	p.p.[2]
(Loss) for the period	(11.4)	(22.4)	N.M.	[3]
(Loss) margin	(3.6)%	(6.2)%	N.M.	[3]
EBITDA[4]	22.4	13.9	-38.0%
Adjusted EBITDA[4]	26.7	16.0	-40.0%
Adjusted EBITDA margin	8.4%	4.4%	-4.0	p.p.[2]
Adjusted profit/(loss)[4]	(7.0)	(20.3)	N.M.	[3]
Adjusted profit/(loss) margin	(2.2)%	(5.6)%	N.M.	[3]
Basic (loss) per share	(0.08)	(0.15)	-14.3%
Diluted (loss) per share	(0.08)	(0.15)	-14.3%

Notes:

2 p.p. represents percentage points

3 N.M. represents not meaningful

4 Refer to below “Non-IFRS Financial Measures”

Revenue

Total revenue was RMB363.4 million (USD50.0 million), representing an increase of 13.8% from RMB319.3 million in the first half of 2023, primarily attributable to increased advertising expenditures and promotional activities in the first half of 2024, which effectively acquired new customers and thus increased revenue.

Cost of sales and services rendered

Cost of sales and services rendered was RMB203.9 million (USD28.1 million), representing an increase of 21.7% from RMB167.5 million in the first half of 2023, primarily attributable to the increase in treatment cases and, consequently, higher medical consumable costs.

Gross profit

Gross profit was RMB159.5 million (USD22.0 million), representing an increase of 5.1% from RMB151.8 million in the first half of 2023. Gross profit margin was 43.9%, a decrease of 3.6 percentage points from 47.5% in the first half of 2023. The decrease in gross profit margin was primarily due to the higher proportion of non-surgical aesthetic treatments, which led to lower average spending per customer and increased costs for medical consumables.

Selling expenses

Selling expenses were RMB116.9 million (USD16.1 million), representing 32.2% of the Company’s total revenue in the first half of 2024, compared with RMB105.1 million in the first half of 2023, which represented 32.9% of the Company’s total revenue of the first half of 2023. Selling expenses as of revenue decreased by 0.7 percentage points year-on-year. The increase in selling expenses and the stable percentage of selling expenses relative to revenue were mainly due to the Company’s strategic investments in acquiring new customers and reinforcing its market leadership to strengthen its competitive position.

General and administrative expenses

General and administrative expenses were RMB60.2 million (USD8.3 million), representing an increase of 10.2% from RMB54.7 million in the first half of 2023, primarily due to our ongoing investment in the CRM (“Customer Relationship Management”) system, which forms the foundation of our advanced data analysis.

Other gains/(losses), net

Other gains/(losses), net was a loss of RMB2.2 million (USD0.3 million), compared with a loss of RMB3.9 million in the first half of 2023, primarily due to the divestment of non-core business subsidiaries.

Loss for the period

As a result of the foregoing, the Company recorded a loss of RMB22.4 million (USD3.1 million) for the first half of 2024, compared with a loss of RMB11.4 million in the first half of 2023. Basic and diluted loss per share were both loss of RMB0.15 (loss of USD0.02 per share) in the first half of 2024, compared with basic and diluted loss per share of RMB0.08 in the first half of 2023. The increase in losses was primarily due to a decrease of average spending per customer and a rise in SG&A expenses. Although this resulted in higher costs in the short term, acquiring more new customers and implementing a more advanced CRM system are expected to yield long-term benefits for our future operations.

Certain Non-IFRS items5

EBITDA for the first half of 2024 was RMB13.9 million (USD1.9 million), compared with RMB22.4 million in the first half of 2023.

Adjusted EBITDA for the first half of 2024 was RMB16.0 million (USD2.2 million), compared with RMB26.7 million in the first half of 2023.

Adjusted loss after tax for the first half of 2024 was a loss of RMB20.3 million (USD2.8 million), compared with a loss of RMB7.0 million in the first half of 2023.

5 EBITDA, adjusted EBITDA, and adjusted profit/(loss) are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this report.

Cash and cash equivalents

Cash and cash equivalents amounted to RMB44.5 million (USD6.1 million) as of June 30, 2024, compared with RMB87.9 million as of June 30, 2023. The decrease in cash and cash equivalents was primarily attributable to the repayment of bank borrowings, which is reflected under “Current liabilities - Borrowings” on our Consolidated Balance Sheet.

Liquidity and capital resources

The Company had a net current asset of deficit of RMB315.5 million (USD43.4 million) as of June 30, 2024, which included current borrowings of RMB81.8 million.

Recent Developments

Cash Sales Growth and Market Insights in Non-Surgical Aesthetic Treatments

In the first half of 2024, seven out of ten medical institutions reported a two-digit percentage increase in cash sales from non-surgical aesthetic treatments compared to the previous year. Notably, our leading revenue distributor, Shenzhen Pengcheng, achieved a remarkable 20.2% year-on-year growth in total cash sales, with a corresponding 20.9% increase specifically in non-surgical aesthetic treatments. This growth was bolstered by a significant 27.5% year-on-year rise in energy-based treatments. Our third and fourth leading revenue distributors, Shenzhen Xiuqi and Shanghai Pengai, also demonstrated strong year-on-year growth in total cash sales. Shenzhen Xiuqi achieved an impressive 26.5% increase, with a notable 14.5% rise specifically in non-surgical aesthetic treatments. Similarly, Shanghai Pengai reported an 18.9% growth in total cash sales, driven by a significant 19.4% increase in non-surgical aesthetic treatments. Looking ahead, the strong growth in non-surgical aesthetic treatments highlights a promising trend for the sector, suggesting opportunities for further development in the future.

Pengcheng Hospital’s Strategic Advancements in Marketing and Patient Care

In the first half of 2024, Shenzhen Pengcheng Hospital, the flagship hospital of our Company, intensified its marketing efforts by increasing adverstising spending and refining its deployment strategy. The focus was on leveraging efficient e-commerce platforms to showcase medical treatments online and improve offline service delivery, boosting conversion rates. This approach led to substantial growth in new customers from platforms like Meituan and So Young. The hospital also prioritized enhancing customer satisfaction, with repeat visits increasing by 14.8% year-on-year. This was achieved through prompt feedback mechanisms and VIP service enhancements. Additionally, Pengcheng Hospital explored new online channels and targeted marketing to attract customers from Hong Kong, while also creating medical content on platforms like Xiaohongshu (Little Red Book). In the second half of this year, Shenzhen Pengcheng Hospital aims to maintain operational efficiency and unified goals across its management team, continuing to execute strategic plans effectively.

Achievements in Medical Quality Control

Recently, the Shenzhen Municipal Health Commission released the 2023 evaluations for medical quality and legal practice. Shenzhen Pengai Hospital, our flagship institution, received a grade B in the comprehensive evaluation and was recognized by the Health Commission—one of only seven aesthetic medical institutions in Shenzhen to be honored. Notably, as of this report, Shenzhen Pengai Hospital has had no administrative penalties, warnings, or records of malpractice from the Health Commission throughout the year. These commendable results highlight our strong performance in medical quality control and enhanced risk management capabilities.

Exchange Rate

This report contains translations of certain Renminbi (RMB) amounts into U.S. dollars (USD) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this report are made at RMB7.2672 to USD1.0, as announced by the Board of Governors of the Federal Reserve System of the United States on June 28, 2024.

Non-IFRS Financial Measures

EBITDA represents profit before income tax, adjusted to exclude finance costs and amortization and depreciation. Adjusted EBITDA represents EBITDA, adjusted to exclude professional fee, loss on disposal of subsidiaries, and government grant.

Adjusted profit/(loss) represents profit/(loss) for the period, adjusted to exclude professional fee, loss on disposal of subsidiaries, and government grant.

EBITDA, adjusted EBITDA and adjusted profit/(loss) are non-IFRS financial measures. You should not consider EBITDA, adjusted EBITDA and adjusted profit/(loss) as a substitute for or superior to net income prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. You are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company presents EBITDA, adjusted EBITDA and adjusted profit/(loss) as supplemental performance measures because it believes that such measures provide useful information to the investors in understanding and evaluating the Company’s results of operations, and facilitate operating performance comparisons from period to period and company to company.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that are spread across major cities in mainland China, with a major focus on the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtze River Delta area. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, general medical services, and other aesthetic services. For more information regarding the Company, please visit https://ir.aihgroup.net/.

Cautionary Statements

This report contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Website: https://ir.aihgroup.net

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	30 June	30 June	30 June
	2023	2024	2024
	RMB’000	RMB’000	USD’000
ASSETS
Non-current assets
Property, plant and equipment	303,848	275,106	37,856
Investment properties	23,065	22,911	3,153
Intangible assets	36,500	36,842	5,070
Prepayments and deposits	11,434	8,010	1,102
Deferred income tax assets	69,482	81,881	11,267
	444,329	424,750	58,448

Current assets
Inventories	23,710	14,419	1,984
Trade receivables	7,379	11,408	1,570
Other receivables, deposits and prepayments	33,121	25,992	3,577
Amounts due from related parties	2,873	1,500	206
Amounts due from non-controlling interests	-	656	90
Restricted cash	2,049	49	7
Asset held-for-sale	1,083	-	-
Cash and cash equivalents	87,877	44,458	6,118
	158,092	98,482	13,552
Total assets	602,421	523,232	72,000

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	873	978	135
Treasury shares	(2,023)	(2,023)	(278)
Accumulated losses	(1,150,846)	(1,199,268)	(165,025)
Other reserves	1,197,885	1,228,175	169,003
	45,889	27,862	3,835
Non-controlling interests	(14,025)	(17,591)	(2,421)
Total equity	31,864	10,271	1,414

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	30 June	30 June	30 June
	2023	2024	2024
	RMB’000	RMB’000	USD’000
LIABILITIES
Non-current liabilities
Borrowings	29,545	30,732	4,229
Lease liabilities	85,450	68,257	9,393
	114,995	98,989	13,622

Current liabilities
Trade payables	36,414	43,646	6,006
Accruals, other payables and provisions	36,857	36,711	5,052
Contingent consideration and consideration payable	3,592	-	-
Contract liabilities	165,390	184,628	25,406
Borrowings	111,937	81,837	11,261
Lease liabilities	27,391	34,657	4,769
Current income tax liabilities	9,416	12,987	1,787
Convertible note	64,565	19,506	2,684
	455,562	413,972	56,964
Total liabilities	570,557	512,961	70,586

Total equity and liabilities	602,421	523,232	72,000

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	30 June	30 June	30 June
	2023	2024	2024
	RMB’000	RMB’000	USD’000
Revenue	319,303	363,383	50,003
Cost of sales and services rendered	(167,547)	(203,851)	(28,051)

Gross profit	151,756	159,532	21,952
Selling expenses	(105,113)	(116,944)	(16,092)
General and administrative expenses	(54,668)	(60,248)	(8,290)
Finance income	78	78	11
Finance costs	(9,650)	(6,800)	(936)
Other gains/(losses), net	(3,878)	(2,174)	(299)
(Loss) before income tax	(21,475)	(26,556)	(3,654)
Income tax credit	10,124	4,126	568
(Loss) for the period	(11,351)	(22,430)	(3,086)
Other comprehensive income/(loss):
Currency translation differences	(379)	41	5
Total other comprehensive income/(loss) for the year, net of tax	(379)	41	5
Total comprehensive (loss)/income for the period	(11,730)	(22,389)	(3,081)

(Loss)/profit attributable to:
Owners of the Company	(10,078)	(21,067)	(2,898)
Non-controlling interests	(1,273)	(1,363)	(188)
(Loss)/profit for the period	(11,351)	(22,430)	(3,086)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

	30 June	30 June	30 June
	2023	2024	2024
	RMB’000	RMB’000	USD’000
(Loss)/earnings per share for (loss)/profit attributable to owners of the Company (in RMB per share)
—Basic	(0.08)	(0.15)	(0.02)
—Diluted	(0.08)	(0.15)	(0.02)

Total comprehensive (loss)/income attributable to:
Owners of the Company	(10,457)	(21,026)	(2,893)
Non-controlling interests	(1,273)	(1,363)	(188)
Total comprehensive (loss)/income for the year	(11,730)	(22,389)	(3,081)
EBITDA	22,361	13,866	1,908
Adjusted EBITDA	26,728	16,031	2,206
Adjusted profit/(loss)	(6,984)	(20,265)	(2,789)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS

EBITDA and Adjusted EBITDA	For the Six Months Ended June 30,
	2023	2024	2024
	RMB’000	RMB’000	USD’000
(Loss)/profit before income tax for the period	(21,475)	(26,556)	(3,654)
Adjustments
+ Finance costs	9,650	6,800	936
+ Amortization and depreciation	34,186	33,622	4,626
EBITDA	22,361	13,866	1,908

+ Professional fees	1,476	1,709	235
+ Loss on disposal of subsidiaries	2,891	2,106	290
- Government grant	-	(1,650)	(227)
Adjusted EBITDA	26,728	16,031	2,206

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS (CONTINUED)

Adjusted Profit/(Loss)	For the Six Months Ended June 30,
	2023	2024	2024
	RMB’000	RMB’000	USD’000
(Loss)/profit for the period	(11,351)	(22,430)	(3,086)
Adjustments
+ Professional fees	1,476	1,709	235
+ Loss on disposal of subsidiaries	2,891	2,106	290
- Government grant	-	(1,650)	(227)
Adjusted profit/(loss)	(6,984)	(20,265)	(2,789)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aesthetic Medical International Holdings Group Limited

By:	/s/ Guanhua Wu
Name:	Guanhua Wu
Title:	Chief Financial Officer

Date: August 16, 2024